May 9, 2005

Ms. Dorine H. Miller
Division of Corporation Finance
Securities and Exchange
Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

                                        Re: Torbay Holdings, Inc. ("Registrant")
                                            Registration Statement on Form SB-2
                                            File No. 333-122773

Dear Ms. Miller:

      Reference is made to your comment letter, dated February 25, 2005 to our client, Torbay Holdings, Inc. (the "Company"), relating to the subject registration statement (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Prospectus Cover Page

1. Identify the selling security holder in this offering and include a cross-reference to a detailed discussion of the transaction pursuant to which the selling security holder acquired the shares. Appropriate disclosure should be reflected in the discussion of "Security Ownership of Certain Beneficial Owners and Management" and elsewhere if appropriate.
The discussion should include the:
o     identity of the person(s) from whom the securities were acquired,
o     date of the transaction,
o     consideration paid by the selling security holder in this offering,
o     manner in which the purchase price was determined,
o     exemption from registration under the Securities Act of 1933 claimed, and
o     principles relied upon in claiming the exemption from registration.

The selling stockholder has been identified on the first page of the prospectus and a cross reference to the "Selling Stockholder" section has been provided on the first page of the prospectus. The "Selling Stockholder" section of the prospectus has been expanded to include disclosure on how the selling stockholder will acquire the shares of common stock the resale of which is covered by the prospectus.

Selling Stockholders, page 37

2. Provide the information required by Item 507 of Regulation S-B. This discussion should include:

o     the name of the selling security holder,
o any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates,
o the amount of securities of the class owned by the security holder before the offering, the amount to be offered for the security holder's account, and
o the amount and (if one percent or more) the percentage of the class to be owned by such security holder after the offering is complete.

The "Selling Stockholder" section has been revised to include all of this information.

Plan of Distribution, page 37

3. Tell us supplementally whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer. If a selling security holder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus:
(1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.

      We have been informed by Nutmeg Group, LLC that it is not a broker-dealer and is not an affiliate of a broker-dealer. In any event the prospectus states that the selling stockholder is an underwriter.

Signatures

4. The amended registration statement should also be signed by the registrant's principal accounting officer or controller whose title should be shown on the signature page.

      William Thomas Large is the Principal Accounting Officer of the Company and this is noted on the signature page to Amendment No. 1 to the Registration Statement.

      On behalf of the Company we represent as follows:

(a) the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement;

(b) the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing nor does the SEC's action, pursuant to delegated authority in declaring the registration statement effective, relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company will not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.




                                                  Very truly yours,


                                                  /s/ Darren Ofsink
                                                  ------------------------------
                                                      Darren Ofsink